CERTIFICATE OF DESIGNATIONS

OF
CLASS 1 UNITS
OF JCM PARTNERS, LLC
(As Created Under the Amended and
Restated LLC Agreement)

WHEREAS, Section 2.1.5 of that Amended and Restated Limited Liability Company Agreement dated June 25, 2003, as it may be amended thereafter (“Agreement”) of JCM Partners, LLC, a Delaware limited liability company (“Company”), provides for the designation of all currently outstanding Common Units of the Company as the Class 1 Units; and

WHEREAS, this Certificate of Designations sets forth the rights, preferences, privileges and restrictions of the Class 1 Units.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the Agreement, the Class 1 Units shall have the rights, preferences, privileges and restrictions set forth herein. Capitalized terms not otherwise defined herein have the meaning set forth in the Agreement.

1.		Designation of Class.

The Company shall have a class of Units which shall be designated “Class 1 Units” (the “Class 1 Units”).

2.		Number of Class 1 Units.

The number of Class 1 Units that may be issued shall not exceed the number of Units authorized for issuance as Units under Section 2.1.2 of the Agreement.

3.		Redesignation of Common Units to Class 1 Units.

As set forth in Section 2.1.5 of the Agreement, all outstanding units were redesignated to Class 1 Units. All Class 1 Units shall remain Class 1 Units until converted by the holders of such Class 1 Units in accordance with Section 7 of this Certificate of Designations and the terms of the Agreement.

4.		Distributions to Holders of Class 1 Units.

	4.1	Priority of Distributions.

The holders of Class 1 Units shall have the right to receive Mandatory Monthly Distributions (as defined in Section 4.2 below). The Mandatory Monthly

Distributions shall be paid in full each month prior to payment of any distributions on any series of Preferred Units or any Additional Distributions to any class of Units. In addition, the Company shall not issue any class of Units with the right to receive any distributions prior to payment of the Mandatory Monthly Distributions; provided, however, that the Company is authorized to issue classes of Units or series of Preferred Units with the right to receive Mandatory Distributions on the terms set forth in Section 2.1.4.2(b) of the Agreement without the need to obtain any additional authorization or vote of the Class 1 Units.

4.2	Mandatory Monthly Distributions.

The Company shall make a monthly distribution to the holders of Class 1 Units in an amount equal to one-twelfth (1/12th) of $0.0775 (seven and 3/4 cents) per Class 1 Unit (the “Mandatory Monthly Distributions”). If the Company fails, for any reason, to pay any Mandatory Monthly Distribution(s) in a timely manner (“Overdue Mandatory Monthly Distributions”), the Company shall begin liquidating its properties (which may or may not include its real properties) as quickly as commercially reasonable and shall pay the holders of Class 1 Units interest on any Overdue Mandatory Monthly Distributions at the rate of ten percent (10%) per annum. The Company may cease liquidating its properties when the Company no longer has any Overdue Mandatory Monthly Distributions.

4.3	Payment.

The Mandatory Monthly Distributions shall be paid to the holders of record of Class 1 Units as of the first day of the month and mailed by the Company to such holders of record no later than the last day of each month. In lieu of mailing, the Company may transmit payment to a holder of Class 1 Units in any other manner agreed to in writing by a holder of Class 1 Units (e.g., by wire transfer or by mailing payment to the banks of the holders of record).

4.4	Termination of Mandatory Distributions.

The Mandatory Monthly Distributions shall remain in effect until the first to occur of the following events (each, a “Mandatory Distribution Termination Event”):

	4.4.1	The monthly record date immediately prior to the dissolution of the Company pursuant to Section 5.1.1 of the Agreement; or

	4.4.2	The closing of a Change of Control Merger or Consolidation (defined below). “Change of Control Merger or Consolidation” means any merger or consolidation in which the Company is not the surviving entity, except a transaction that results in the Members of the Company immediately prior to the transaction owning securities representing at least fifty percent (50%) of the voting power of the surviving entity after the transaction.

5.	Class 1 Unit Put Option.

	5.1	Timing of Put Right.

Each holder of Class 1 Units as of June 30, 2005 (the “Fifth Anniversary Date” or the “Put Right Record Date”) will have the right (the “Put Right”) to require the Company to redeem some or all such holder’s Class 1 Units for the Exercise Price (defined in Section 5.4 below) on June 30, 2007 (the “Seventh Anniversary Date”). The Exercise Price and the manner of exercising The Put Right are as set forth below.

	5.2	Exercise Notice.

Within twenty (20) days after the Put Right Record Date the Company shall send a notice (“Exercise Notice”) by first class mail to all holders of record of the Class 1 Units informing such holders of the Exercise Price and the time in which to notify the Company of their election to exercise their Put Right(s).

	5.3	Notice of Exercise by Class 1 Holders.

Each holder of Class 1 Units who desires to exercise its Put Right(s) shall do so by notifying the Company of such exercise no later than the ninetieth (90th) day after the Fifth Anniversary Date, on an exercise form to be prepared by the Company and delivered to the holders of Class 1 Units concurrent with the Exercise Notice. Any holder of Class 1 Units who fails to timely exercise its Put Right will forfeit such Put Right.

	5.4	Exercise Price.

The “Exercise Price” for each Class 1 Unit will be determined as follows:

		5.4.1	Within ninety (90) days preceding the Put Right Record Date the Company will obtain an appraisal on each of its real properties from one or more MAI appraisers to be selected by the Board of Managers (the “Board”), and may retain a business appraiser, investment bank, or other qualified Person, to appraise the Company’s other assets; such appraisals collectively referred to as the “Appraisals.”

		5.4.2	The Company’s Board shall retain Certified Public Accountants (“CPAs”) to calculate the collective value of all classes of issued and outstanding Units by preparing a pro forma balance sheet using the appraised values from the Appraisals with allowance for all anticipated costs and expenses (including but not limited to the estimated costs and expenses of liquidating all of the Company’s properties), and using the profit and loss allocation provisions of Article 7 of the Agreement, and otherwise in accordance with generally accepted accounting principles, all of which may be determined by the Board pursuant to specific written instructions to the CPAs.

		5.4.3	The total value of all classes of Units as calculated by the CPAs shall then be divided by the total number of Units then outstanding of all classes. This resulting amount is the Exercise Price for each Class 1 Unit and, if accepted by the Board, shall be final and incontestable.

		5.4.4	For the purposes of this Section 5.4 only, all Units owned by any wholly-owned subsidiary of the Company shall be treated as if they were not outstanding.

	5.5	Transactions After Put Right Record Date.

		5.5.1	All distributions distributed to electing holders of Class 1 Units subsequent to the Put Right Record Date will be credited against the Exercise Price.

		5.5.2	The Board may establish procedures, including, without limitation, the establishment of an escrow and the requirement that the holders of Class 1 Units deliver transmittal letters and assignments, as a condition precedent to distributing the Exercise Price to such holders of Class 1 Units.

	5.6	Liquidation to Meet the Put Option.

If a sufficient number of holders of Class 1 Units exercise their Put Rights, the continued operation of the Company beyond the Seventh Anniversary Date may not be reasonably feasible. Therefore, no later than June 30, 2006 (the “Sixth Anniversary Date”), the Board will meet to determine whether the Company should continue operations beyond the Seventh Anniversary Date. If the Board determines in its sole discretion that the Company’s operations should not continue beyond the Seventh Anniversary Date, the following will occur:

		5.6.1	The Put Rights shall be null and void, and no holder of Class 1 Units will be entitled to receive the Exercise Price;

		5.6.2	All of the Company’s properties will be sold as soon as practicable;

		5.6.3	All owners of Class 1 Units will receive the liquidation distributions to which they are entitled under the Agreement; and

		5.6.4	The Company will inform all owners of Units and Preferred Units of this decision within thirty (30) days after the Sixth Anniversary Date.

6.	Voting Rights.

The holders of the Class 1 Units shall have the voting rights granted to Units in the Agreement, including the right to vote on certain matters as a separate class of Units as set forth in Sections 2.2.2 and 2.2.3 of the Agreement. In addition, provided the Board has first approved such amendment, any amendment to this Certificate of Designations shall require that a majority of the Class 1 Units who are present (by person or proxy) at a duly called and held meeting at which a quorum is present shall be required to approve such amendment (or if no meeting is to be held, then upon the written consent executed by a majority in interest of the outstanding Class 1 Units).

7.	Conversion Rights.

	7.1	General.

The Class 1 Units are convertible by the holders of the Class 1 Units into any other classes of Units which

		7.1.1	May come into existence at any time on or before May 30, 2005; and

		7.1.2	Come into existence on and after May 31, 2005, provided that the Board has determined, in its sole discretion, that the Class 1 Units shall be convertible into such class(es) of Units created on and after May 31, 2005.

	7.2	1:1 Conversion.

All conversions of Class 1 Units into other classes of Units shall be on a 1:1 basis, unless otherwise determined by the Board.

	7.3	All or None Conversions.

Notwithstanding Sections 7.1 and 7.2 above, in the Board’s sole discretion, any future Certificate of Designations may require that in order to convert any Class 1 Units, a holder of Class 1 Units must convert all Class 1 Units owned by that holder of record.

	7.4	Conversion Procedures.

The Board shall have the right to impose reasonable procedures and controls related to the conversion of Class 1 Units as permitted by this Section 7 to include requiring holders of Class 1 Units to deliver written notice to the Company that the holder elects to convert the Class 1 Units. Any conversion shall be treated as a transfer of Units and shall be processed according to the Company’s procedures for transfer of Units.

	7.5	Effect of Conversion Rights on Number of Authorized Units.

When a Class 1 Unit is converted to another class of Units, the holder shall then hold the new class of Units, and the converted Class 1 Units shall assume the status of authorized but unissued Units. After taking into account the increase in authorized but unissued Units resulting from the last sentence, the Company shall at all times reserve and keep available out of its authorized Units the full number of Units of such class deliverable upon conversion of all Class 1 Units from time to time outstanding.

8.	No Impairment.

The Company will not, by amendment of the Agreement or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations to be observed or performed by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designations and in the taking of all such action as may be necessary or appropriate in order to protect the rights (including but not limited to the conversion rights) of the holders of Class 1 Units against impairment. Notwithstanding any implication to the contrary, the foregoing shall not have the affect of requiring the unanimous approval or consent of each holder of Class 1 Units in order to amend the Agreement or this Certificate of Designations, or to permit the Company to engage in a reorganization, recapitalization, transfer or sale of assets, consolidation, merger, dissolution, or issuance of Units or Preferred Units.

9.	Residual Rights.

Except as expressly provided for herein, the Class 1 Units shall be vested with the rights, preferences, privileges and restrictions accruing to Units under the Agreement.